

Mail Stop 4561

October 19, 2015

Zhongbo Jia
Chief Executive Officer
JACC Studios Inc.
18124 Wedge Pkwy, Ste 1050
Reno, NV 8951

> **Re:** **JACC Studios Inc.**
> **Registration Statement on Form S-1**
> **Filed September 24, 2015**
> **File No. 333-207103**

Dear Mr. Jia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Revise your disclosure here and throughout the filing to clarify that the selling shareholders will sell their shares at a fixed price for the duration of the offering.

2.   Please revise to include a page number in your cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

<u>Summary Information and Risk Factors</u>

<u>Prospectus Summary</u>

<u>The Company</u>

<u>Business Overview, page 1</u>

3.   We note your disclosure on page 2 that pursuant to Section 107(b) of the JOBS Act you have elected to irrevocably opt out of the extended transition period for complying with new or revised accounting standards as allowed for under Section 102(b)(2). This contradicts your disclosure within the first risk factor on page 11. Please revise your disclosures accordingly.

<u>Risk Factors, page 5</u>

4.   Please add a risk factor that highlights the consequences of shell company status and includes a discussion on the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

5.   Please advise whether your executive officer resides in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officer. This risk factor should address the risk U.S. stockholders face in:

- effecting service of process within the United States on your officer;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against your officer;

- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer.

Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

<u>Because Mr. Jia has other outside business activities…, page 8</u>

6.   Your statement that Mr. Jia will only be devoting between 20-75% of his time, or eight to thirty hours per week, to your operations is inconsistent with your statement on page 5 that he will devote between five and ten hours per week to the Company's business. Please advise or revise.

<u>Plan of Distribution, page 14</u>

7.   Your statement that the selling shareholders may be deemed to be engaged in a distribution and may be considered to be an underwriter is inconsistent with your disclosure elsewhere in the prospectus that the selling shareholders are underwriters. Please advise or revise.

<u>Description of Business, page 17</u>

8.   Your business description states only that you intend to assist Chinese online game developers in accessing the North American market. Please revise this generic description to provide more specific detail regarding the scope of your proposed business.

9.   Please expand your business section to include a discussion of the country or countries in which you plan to operate and any material factors likely to impact your business operations such as government regulations, political and economic stability and any other material challenges and risks.

10.   Please revise to more specifically describe the material business contacts Mr. Jia has developed over the years and discuss how they will be relevant to your proposed business.

<u>Legal Proceedings, page 18</u>

11.   With a view towards disclosure, please tell us whether Mr. Jia has been involved with any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Plan of Operation, page 21</u>

12.   Please revise your disclosure to provide a more detailed and granular discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons, page 21

13.   Please revise to disclose Mr. Jia's principal occupation and employment during the past five years. Refer to Item 401(e)(1) of Regulation S-K. Ensure that the period covered is a continuous period of not less than five years.

Executive Compensation

Summary Compensation Table, page 23

Directors' Compensation

Employment Contracts and Officers' Compensation

14.   Your disclosure that the company was incorporated on April 24, 2015 is inconsistent with the rest of the filing which states that the company was incorporated on April 24, 2014. Please advise or revise.

Financial Statements

Notes to Financial Statements (December 31, 2014)

Note 7 – Subsequent Events, page F-16

15.   Please revise to include the actual date through which subsequent events were evaluated.

Exhibits

16.   We note that Exhibit 3.1 appears to be a separate jpeg image. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file this exhibit in one of the correct document formats.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: Greg Wilkin, Esq.
         Novi & Wilkin